Exhibit 16.1

October 11, 2019

Securities and Exchange Commission

Washington, DC 20549

RE: ChinaNet Online Holdings, Inc.

Commissioners:

We have read the statements made by ChinaNet Online Holdings, Inc. (the “Company”) under Item 4.01 of the Form 8-K dated October 7, 2019 and agree with the statements concerning our Firm contained therein, except that we are not in a position to agree or disagree with the statement that the Audit Committee of the Board of Directors of the Company made the final formal decision to approve the dismissal of our Firm as the Company's principal independent accountant on October 7, 2019. We have no basis to agree or disagree with other statements of the Company contained therein.

Very truly yours,

/s/Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

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